Exhibit 99.1

SAP Announces Q1 2022 Results With Continued Cloud Momentum

●	Cloud revenue growth further accelerates, up 31% and up 25% at constant currencies

●	Current cloud backlog approaches €10bn, up 28% and up 23% at constant currencies

●	SAP S/4HANA cloud revenue significantly increases, up 78% and up 71% at constant currencies. SAP S/4HANA current cloud backlog expands even faster, up 86% and up 79% at constant currencies

●	SAP reaffirms 2022 outlook for revenue, non-IFRS operating profit and free cash flow in € millions, unless otherwise stated

Christian Klein, CEO: “Customers powered	Luka Mucic, CFO: “We are off to a solid start to

another quarter of strong cloud growth as they turned to us for solutions to make their businesses more sustainable, their supply chains more resilient, and their enterprises more future-proof. Our signature ERP offering SAP S/4HANA grew at record levels demonstrating the confidence customers place in us to support their business transformations.”

the year and our outlook remains strong. Despite the current macroeconomic environment, cloud revenue growth accelerated further, fueling total revenue growth. Current cloud backlog grew at a healthy rate and continues to support our confidence in our long-term plans and outlook for the year.”

Walldorf, Germany – April 22, 2022. SAP SE (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2022.

Financial Performance

Group results at a glance – First Quarter 2022

	IFRS						Non-IFRS[1]
€ million, unless otherwise stated	Q1 2022	Q1 2021	∆ in %	Q1 2022	Q1 2021	∆ in %	∆ in % const. curr.
Cloud revenue	2,820	2,145	31	2,820	2,145	31	25
Software licenses	317	483	–34	317	483	–34	–36
Software support	2,923	2,801	4	2,923	2,801	4	1
Software licenses and support revenue	3,240	3,283	–1	3,240	3,283	–1	–4
Cloud and software revenue	6,060	5,428	12	6,060	5,428	12	7
Total revenue	7,077	6,348	11	7,077	6,348	11	7
Share of more predictable revenue (in %)	81	78	3pp	81	78	3pp
Operating profit (loss)	1,053	960	10	1,677	1,738	–4	–7
Profit (loss) after tax	632	1,070	–41	1,166	1,720	–32
Earnings per share - Basic (in €)	0.63	0.88	–29	1.00	1.40	–28
Earnings per share - Diluted (in €)	0.63	0.88	–29
Net cash flows from operating activities	2,482	3,085	–20
Free cash flow				2,165	2,848	–24
Number of employees (FTE, March 31)	109,798	103,142	6

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

Due to rounding, numbers may not add up precisely

Cloud Performance

	IFRS				Non-IFRS[1]
€ millions, unless otherwise stated	Q1 2022	∆ in %	Q1 2022	∆ in %	∆ in % constant currency
Current Cloud Backlog
SAP S/4HANA[2]			1,925	86	79
Total[2]			9,731	28	23
Cloud Revenue
SaaS/PaaS	2,585	34	2,585	34	28
SaaS/PaaS - Intelligent Spend	808	23	808	23	16
SaaS/PaaS - Other	1,776	40	1,776	40	34
IaaS	235	10	235	10	5
Total	2,820	31	2,820	31	25
thereof SAP S/4HANA	404	78	404	78	71
thereof Qualtrics	269	69	269	69	58
Cloud gross profit
SaaS/PaaS	1,858	36	1,909	34	28
SaaS/PaaS - Intelligent Spend	652	27	653	27	20
SaaS/PaaS - Other	1,206	41	1,257	39	33
IaaS	63	–9	65	–9	–7
Total	1,922	33	1,974	32	26
thereof Qualtrics	207	70	241	64	53
Cloud gross margin (in %)
SaaS/PaaS (in %)	71.9	0.9pp	73.9	0.3pp	0.2pp
SaaS/PaaS - Intelligent Spend	80.7	2.5pp	80.7	2.4pp	2.2pp

2/23

SaaS/PaaS - Other	67.9	0.6pp	70.7	–0.3pp	–0.4pp
IaaS (in %)	26.9	–5.6pp	27.6	–5.7pp	–3.8pp
Total	68.2	1.0pp	70.0	0.5pp	0.5pp
thereof Qualtrics	76.9	0.4pp	89.6	–2.6pp	–2.7pp

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely

The Q1 2022 results were also impacted by other effects. For details, please refer to the disclosures on page 22 of this document.

Impact of War in Ukraine

In the first quarter, SAP’s business was impacted by the war in Ukraine. At the beginning of March, SAP stopped all new sales in Russia and Belarus. In addition, SAP started to shut down its cloud operations and intends to stop the support and maintenance of its on-premise products in Russia. Current cloud backlog was lowered by approximately €60 million due to the termination of existing cloud engagements, and operating profit by approximately €70 million due to reduced on-premise revenues, accelerated depreciation of data center assets and capitalized sales commissions.

For the fiscal year, we expect a total negative revenue impact of approximately €300 million from lack of new business and discontinuation of existing business, in particular software and support and services. For non-IFRS operating profit we expect an impact of approximately €350 million from the revenue gaps mentioned above and other expense items.

In addition to the above, the company expects to incur restructuring expenses of approximately €80-100 million for the fiscal year which will not affect non-IFRS results.

Despite these headwinds, the cloud performance allows SAP to reaffirm its cloud revenue, cloud and software revenue as well as non-IFRS operating profit and free cash flow outlook. The reiteration of the non-IFRS operating profit outlook reflects the benefits of a continued strong cloud revenue growth, operational discipline and portfolio streamlining measures.

Other impacts due to this rapidly evolving situation are currently unknown and could potentially subject our business to materially adverse consequences should the situation escalate beyond its current scope.

Financial Highlights

Current cloud backlog was up 28% to €9.73 billion and up 23% at constant currencies. The war in Ukraine reduced current cloud backlog growth at constant currencies by 0.8 percentage points.

Supported by double-digit growth across the solution portfolio, cloud revenue growth continued to accelerate for the fourth consecutive quarter and was up 31% to €2.82 billion, up 25% at constant currencies.

Amidst continuing investments into our next generation cloud delivery program our cloud gross margin was up 1.0 percentage points year over year to 68.2% (IFRS) and up 0.5 percentage points year over year to 70.0% (non-IFRS). Revenue growth, alongside cloud gross margin expansion, drove strong cloud gross profit growth of 33% (IFRS), 32% (non-IFRS) and 26% (non-IFRS at constant currencies).

IFRS operating profit increased 10% to €1.05 billion, primarily driven by lower restructuring expenses. Non-IFRS operating profit decreased 4% to €1.68 billion and decreased 7% at constant currencies. This decrease against a very strong prior year comparable was mainly driven by expenses related to the war in Ukraine, as well as accelerated investments into research & development and sales & marketing to capture current and future growth opportunities.

IFRS earnings per share (basic and diluted) decreased 29% to €0.63 and non-IFRS earnings per share (basic) decreased 28% to €1.00. The year over year decline of earnings per share reflects a contribution to financial income by Sapphire Ventures that was lower than over the same period last year based on current market conditions.

Free cash flow was down 24% to €2.16 billion, mainly attributable to the development of profitability in the quarter and impacts from working capital due to SAP’s continuous move to the cloud, and lower software licenses sales in the fourth quarter 2021. The ongoing business transformation provides more balance of cash inflows throughout the year, and we are reiterating our full year free cash flow outlook.

3/23

On January 13, SAP announced a new share repurchase program to support the transition of SAP’s share-based compensation programs to equity settlement. By March 31, SAP had repurchased 5,680,250 shares at an average price of €102.26 with a purchased value of approximately €581 million.

Business Highlights

More than 500 customers chose SAP S/4HANA in the quarter, taking total adoption to more than 19,300 customers, up 18% year over year, of which more than 13,900 are live. In the first quarter, more than 60% of the additional SAP S/4HANA customers were net new.

In the first quarter, customers around the globe chose “RISE with SAP” including Accenture, Canon Production Printing, Citizen Watch Company, Daimler Truck AG, Grupo Estrella Blanca, Exide Industries Limited, NEC Corporation, Ooredoo Group, Qinqin Food, Rising Auto, TELUS, Tramontina, and Wipro Limited. Key customer wins across SAP’s solution portfolio included: Air France-KLM, FEMSA, Heineken, L’Oréal, Merck KGaA, MLP, Nippon Telephone and Telegraph Corporation, NHS Shared Business Services, PetSmart, Pick n Pay, Salling Group, Schaeffler, and Swellfun. Further, PT United Tractors, Schwarz Produktion and Vodafone New Zealand all went live on SAP solutions in the first quarter.

Microsoft announced it would become the first public cloud provider to adopt “RISE with SAP” and SAP S/4HANA to transform its own SAP ERP deployment. Adopting these solutions will enable Microsoft to deploy new technologies faster and establish best practices that benefit our joint customers.

SAP’s cloud revenue performance for the quarter was excellent across all regions. The United States and Germany had an outstanding cloud revenue performance while Japan, China, Brazil, Canada, Switzerland, France, and the UK were particularly strong.

SAP proposed a dividend of €2.45 per share for fiscal year 2021 representing a year-over-year increase of approximately 32%. This amount includes a special dividend of €0.50 to celebrate SAP’s 50th anniversary. The dividend is subject to shareholder approval at the upcoming AGM scheduled for May 18, 2022.

On March 9, SAP announced that it had completed the acquisition of a majority stake of Taulia, a leading provider of working capital management solutions. Taulia further expands SAP’s Business Network and strengthens SAP’s solutions for the CFO office by providing working capital management cloud solutions.

On March 22, SAP and global strategic consultancy BCG announced a partnership to help companies transform their business models, become sustainable enterprises, and gain the data transparency they need to embed sustainability into their core business. The partnership combines SAP’s strength as the leading enterprise software company with BCG’s proven expertise in advising clients on their sustainability transformation strategies. The SAP and BCG sustainability transformation offering is in pilot phase, with an expected broader launch in the third quarter of 2022.

On March 28, SAP announced that the SAP Signavio brand will represent our portfolio of Business Process Management solutions. SAP also announced general availability of the SAP Signavio Journey to Process Analytics. The new offering correlates experience data from Qualtrics user surveys with operational data from underlying IT systems, giving companies the ability to understand how best to optimize their end-to-end business processes for both operational excellence and customer experience.

Segment Results at a Glance

At the beginning of 2022, the Services segment was integrated into the former Applications, Technology & Support segment which was re-named to Applications, Technology & Services.

Therefore, SAP now has two reportable segments: the Applications, Technology & Services segment and the Qualtrics segment.

4/23

Segment Performance First Quarter 2022

€ million, unless otherwise stated (Non-IFRS)	Applications, Technology & Services[1]					Qualtrics
	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud revenue	2,495	28	22	269	69	58
Segment revenue	6,695	10	6	320	58	48
Segment profit (loss)	2,168	–4	–7	10	–22	–12
Cloud gross margin (in %)	67.8	0.1pp	0.2pp	89.6	–2.6pp	–2.7pp
Segment margin (in %)	32.4	–4.5pp	–4.6pp	3.1	–3.2pp	–2.5pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

SAP’s two reportable segments showed the following performance:

Applications, Technology & Services (AT&S)

Segment revenue in AT&S was up 10% to €6.70 billion year over year, up 6% at constant currencies. Segment performance was driven by strong double-digit cloud revenue growth in SAP S/4HANA as well as Business Technology Platform. Software licenses revenue decreased due to the shift to the cloud as more customers are adopting our ‘RISE with SAP’ offering. Segment support revenue was up 4% to €2.92 billion year over year and up 1% at constant currencies.

Qualtrics

Qualtrics segment revenue was up 58% to €320 million year over year, up 48% at constant currencies. The continued strong growth was driven by robust renewal rates and expansions. Australian Taxation Office, Chipotle, EY, Google Cloud, Grubhub, Hyundai Motor Asia Pacific, Kroger, Microsoft, National Australia Bank, Royal Mail Group, and Shiseido Company, among others, selected Qualtrics Experience Management Solutions.

Business Outlook 2022

SAP is executing on its cloud-led strategy, which is driving accelerating cloud growth through both new business and cloud adoption by existing customers. The pace and scale of SAP’s cloud momentum places the Company well on track towards its mid-term ambition.

For 2022, SAP now expects:

■	€11.55 – 11.85 billion cloud revenue at constant currencies (2021: €9.42 billion), up 23% to 26% at constant currencies.

■	€25.0 – 25.5 billion cloud and software revenue at constant currencies (2021: €24.08 billion), up 4% to 6% at constant currencies.

■	€7.8 – 8.25 billion non-IFRS operating profit at constant currencies (2021: €8.23 billion), flat to down 5% at constant currencies.

■	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is expected to reach approximately 78% (2021: 75%).

■	Free cash flow above €4.5 billion (2021: €5.01 billion).

■	SAP now expects a full-year 2022 effective tax rate (IFRS) of 28.0% to 32.0% (previously: 25.0% to 28.0%) and an effective tax rate (non-IFRS) of 23.0% to 27.0% (previously: 22.0% to 25.0%). The increase of the effective tax rate outlook mainly reflects an updated projection of the 2022 financial income contribution of Sapphire Ventures in light of current market conditions.

While SAP’s full-year 2022 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q2 and FY 2022 expected currency impacts.

5/23

Expected Currency Impact Assuming March 2022 Rates Apply for the Rest of the Year

In percentage points	Q2 2022	FY 2022
Cloud revenue growth	+7pp to +9pp	+5pp to +7pp
Cloud and software revenue growth	+4pp to +6pp	+3pp to +5pp
Operating profit growth (non-IFRS)	+4pp to +6pp	+3pp to +5pp

Ambition for Non-Financial Performance

In 2022, SAP continues to expect:

■	a Customer Net Promoter Score of 11 to 15 (2021: 10)

■	an Employee Engagement Index in a range of 84% to 86% (2021: 83%)

■	Net carbon emissions of 70 kt (2021: 110 kt)

Ambition 2025

SAP confidently reiterates its mid-term ambition published in its Q3 2020 Quarterly Statement.

6/23

Additional Information

This press release and all information therein is preliminary and unaudited.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitation, please refer to the following document on our Investor Relations website: SAP Performance Measures.

Webcast

SAP senior management will host a financial analyst conference call on Friday, April 22nd at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter can be found at www.sap.com/investor.

Financial Analyst and Investor Conference

SAP will hold a financial analyst event on Wednesday, May 11th, in conjunction with its annual SAP Sapphire conference kicking off on May 10th.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-60437	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via email links, and subscribe to RSS feeds from SAP TV.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2021 Annual Report on Form 20-F.

© 2022 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional information.

7/23

8/23

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2021	Q2 2021	Q3 2021	Q4 2021	TY 2021	Q1 2022
Revenues
Cloud	2,145	2,276	2,386	2,611	9,418	2,820
% change – yoy	7	11	20	28	17	31
% change constant currency – yoy	13	17	20	24	19	25
SAP S/4HANA Cloud	227	257	276	329	1,090	404
% change – yoy	36	33	46	65	46	78
% change constant currency – yoy	43	39	46	61	47	71
Software licenses	483	650	657	1,458	3,248	317
% change – yoy	7	–16	–8	–14	–11	–34
% change constant currency – yoy	11	–13	–8	–17	–11	–36
Software support	2,801	2,823	2,867	2,920	11,412	2,923
% change – yoy	–5	–2	1	3	–1	4
% change constant currency – yoy	0	1	1	1	1	1
Software licenses and support	3,283	3,474	3,524	4,379	14,660	3,240
% change – yoy	–3	–5	–1	–4	–3	–1
% change constant currency – yoy	1	–2	–1	–6	–2	–4
Cloud and software	5,428	5,750	5,910	6,990	24,078	6,060
% change – yoy	1	1	7	6	4	12
% change constant currency – yoy	6	5	6	3	5	7
Total revenue	6,348	6,669	6,845	7,981	27,842	7,077
% change – yoy	–3	–1	5	6	2	11
% change constant currency – yoy	2	3	5	3	3	7
Share of more predictable revenue (in %)	78	76	77	69	75	81
Profits
Operating profit (loss) (IFRS)	960	984	1,249	1,463	4,656	1,053
Operating profit (loss) (non-IFRS)	1,738	1,922	2,102	2,468	8,230	1,677
% change	17	–2	2	–11	–1	–4
% change constant currency	24	3	2	–12	1	–7
Profit (loss) after tax (IFRS)	1,070	1,449	1,418	1,440	5,376	632
Profit (loss) after tax (non-IFRS)	1,720	2,214	2,129	2,274	8,337	1,166
% change	70	59	1	12	28	–32
Margins
Cloud gross margin (IFRS, in %)	67.2	67.5	67.0	66.6	67.0	68.2
Cloud gross margin (non-IFRS, in %)	69.5	70.0	69.4	69.0	69.5	70.0
Software license and support gross margin (IFRS, in %)	85.7	86.5	87.1	87.9	86.9	87.0
Software license and support gross margin (non-IFRS, in %)	86.3	87.3	87.8	88.5	87.6	87.5
Cloud and software gross margin (IFRS, in %)	78.4	79.0	79.0	79.9	79.1	78.2
Cloud and software gross margin (non-IFRS, in %)	79.7	80.5	80.4	81.2	80.5	79.4
Gross margin (IFRS, in %)	70.3	70.8	71.4	73.0	71.5	70.3
Gross margin (non-IFRS, in %)	72.3	73.4	73.6	75.1	73.7	72.0
Operating margin (IFRS, in %)	15.1	14.8	18.2	18.3	16.7	14.9
Operating margin (non-IFRS, in %)	27.4	28.8	30.7	30.9	29.6	23.7
ATS segment – Cloud gross margin (in %)	67.7	68.2	67.6	66.8	67.6	67.8
ATS segment – Gross margin (in %)	72.8	73.9	74.4	74.8	74.0	71.8
ATS segment – Segment margin in %	36.9	38.5	39.7	38.9	38.5	32.4
Qualtrics segment – Cloud gross margin (in %)	92.2	92.4	91.6	90.2	91.5	89.6
Qualtrics segment – Segment gross margin (in %)	79.5	80.3	80.7	78.1	79.6	78.9
Qualtrics segment – Segment margin (in %)	6.2	6.3	5.9	1.6	4.7	3.1

9/23

Key Profit Ratios
Effective tax rate (IFRS, in %)	20.0	19.7	18.9	26.4	21.5	33.1
Effective tax rate (non-IFRS, in %)	18.7	19.2	18.2	23.2	20.0	25.7
Earnings per share, basic (IFRS, in €)	0.88	1.15	1.19	1.23	4.46	0.63
Earnings per share, basic (non-IFRS, in €)	1.40	1.75	1.74	1.85	6.73	1.00
Order Entry and current cloud backlog
Current cloud backlog	7,628	7,766	8,171	9,447	9,447	9,731
% change – yoy	15	17	24	32	32	28
% change constant currency – yoy	19	20	22	26	26	23
SAP S/4HANA Current cloud backlog	1,036	1,130	1,283	1,707	1,707	1,925
% change – yoy	39	45	60	84	84	86
% change constant currency – yoy	43	48	58	76	76	79
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	27	34	40	49	41	45
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	39	32	31	22	28	26
Share of orders greater than €5 million based on total software order entry volume (in %)	23	22	31	24	25	40
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	43	41	36	39	33
Liquidity and Cash Flow
Net cash flows from operating activities	3,085	686	1,183	1,269	6,223	2,482
Capital expenditure	–153	–191	–202	–255	–800	–221
Payments of lease liabilities	–84	–92	–99	–98	–374	–95
Free cash flow	2,848	403	881	916	5,049	2,165
% of total revenue	45	6	13	11	18	31
% of profit after tax (IFRS)	266	28	62	64	94	343
Group liquidity	11,573	8,548	9,375	11,530	11,530	11,283
Financial debt (–)	–14,230	–13,116	–12,994	–13,094	–13,094	–12,171
Net debt (–)	–2,658	–4,568	–3,619	–1,563	–1,563	–888
Financial Position
Cash and cash equivalents	10,332	7,764	7,943	8,898	8,898	8,942
Goodwill	29,328	29,020	29,600	31,090	31,090	32,159
Total assets	66,477	63,075	65,029	71,169	71,169	76,374
Contract liabilities (current)	6,568	5,958	4,627	4,431	4,431	7,630
Equity ratio (total equity in % of total assets)	52	54	57	58	58	56
Non-Financials
Number of employees (quarter end)[1]	103,142	103,876	105,015	107,415	107,415	109,798
Employee retention (in %, rolling 12 months)	95.4	94.8	93.7	92.8	92.8	92.1
Women in management (in %, quarter end)	27.6	27.9	28.2	28.3	28.3	28.6
Net carbon emissions[2] (in kilotons)	30	20	25	35	110	20

1 In full-time equivalents.

2 In CO2 equivalents

Due to rounding, numbers may not add up precisely.

10/23

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q1 2022	Q1 2021	∆ in %
Cloud	2,820	2,145	31
Software licenses	317	483	–34
Software support	2,923	2,801	4
Software licenses and support	3,240	3,283	–1
Cloud and software	6,060	5,428	12
Services	1,017	919	11
Total revenue	7,077	6,348	11

Cost of cloud	–898	–704	28
Cost of software licenses and support	–422	–471	–10
Cost of cloud and software	–1,320	–1,175	12
Cost of services	–779	–709	10
Total cost of revenue	–2,099	–1,884	11
Gross profit	4,979	4,464	12
Research and development	–1,425	–1,171	22
Sales and marketing	–1,987	–1,663	20
General and administration	–504	–505	0
Restructuring	10	–157	<-100
Other operating income/expense, net	–20	–7	>100
Total operating expenses	–6,024	–5,387	12
Operating profit (loss)	1,053	960	10

Other non-operating income/expense, net	–52	62	<-100
Finance income	342	547	–37
Finance costs	–398	–232	72
Financial income, net	–56	315	<-100
Profit (loss) before tax	945	1,337	–29

Income tax expense	–313	–267	17
Profit (loss) after tax	632	1,070	–41
Attributable to owners of parent	740	1,040	–29
Attributable to non-controlling interests	–108	30	<-100

Earnings per share, basic (in €)[1]	0.63	0.88	–29
Earnings per share, diluted (in €)[1]	0.63	0.88	–29

1 For the three months ended March 31, 2022 and 2021, the weighted average number of shares was 1,177 million (diluted 1,178 million) and 1,180 million (diluted: 1,180 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

11/23

(B)	Consolidated Statements of Financial Position

as at 03/31/2022 and 12/31/2021
€ millions	2022	2021
Cash and cash equivalents	8,942	8,898
Other financial assets	2,544	2,758
Trade and other receivables	9,456	6,352
Other non-financial assets	1,888	1,633
Tax assets	537	403
Total current assets	23,367	20,044
Goodwill	32,159	31,090
Intangible assets	4,032	3,965
Property, plant, and equipment	4,991	4,977
Other financial assets	6,597	6,275
Trade and other receivables	118	147
Other non-financial assets	2,765	2,628
Tax assets	281	263
Deferred tax assets	2,065	1,779
Total non-current assets	53,007	51,125
Total assets	76,374	71,169

€ millions	2022	2021
Trade and other payables	1,693	1,580
Tax liabilities	632	304
Financial liabilities	7,143	4,528
Other non-financial liabilities	3,838	5,203
Provisions	91	89
Contract liabilities	7,630	4,431
Total current liabilities	21,027	16,136
Trade and other payables	114	122
Tax liabilities	881	827
Financial liabilities	10,070	11,042
Other non-financial liabilities	1,053	860
Provisions	365	355
Deferred tax liabilities	290	291
Contract liabilities	–44	13
Total non-current liabilities	12,729	13,510
Total liabilities	33,757	29,645
Issued capital	1,229	1,229
Share premium	2,088	1,918
Retained earnings	37,661	37,022
Other components of equity	2,524	1,756
Treasury shares	–3,653	–3,072
Equity attributable to owners of parent	39,850	38,852

Non-controlling interests	2,768	2,670
Total equity	42,618	41,523
Total equity and liabilities	76,374	71,169

Due to rounding, numbers may not add up precisely.

12/23

(C)	Consolidated Statements of Cash Flows

€ millions	Q1 2022	Q1 2021
Profit (loss) after tax	632	1,070
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	460	436
Share-based payment expense	471	472
Income tax expense	313	267
Financial income, net	56	–315
Decrease/increase in allowances on trade receivables	17	0
Other adjustments for non-cash items	–20	119
Decrease/increase in trade and other receivables	–361	185
Decrease/increase in other assets	–356	–108
Increase/decrease in trade payables, provisions, and other liabilities	–1,144	–936
Increase/decrease in contract liabilities	3,036	2,503
Share-based payments	–139	–106
Interest paid	–85	–83
Interest received	22	8
Income taxes paid, net of refunds	–421	–425
Net cash flows from operating activities	2,482	3,085
Business combinations, net of cash and cash equivalents acquired	–612	–930
Purchase of intangible assets or property, plant, and equipment	–221	–153
Proceeds from sales of intangible assets or property, plant, and equipment	27	21
Purchase of equity or debt instruments of other entities	–1,521	–228
Proceeds from sales of equity or debt instruments of other entities	1,658	322
Cash flows from advances (supply chain financing)	–1,093	0
Net cash flows from investing activities	–1,762	–967
Dividends paid on non-controlling interests	–2	–2
Purchase of treasury shares	–581	0
Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control	20	1,847
Payments for taxes related to net share settlement of equity awards	–190	0
Proceeds from borrowings	0	1,450
Repayments of borrowings	–944	–550
Payments of lease liabilities	–95	–84
Cash flows with funders (supply chain financing)	1,066	0
Net cash flows from financing activities	–725	2,661
Effect of foreign currency rates on cash and cash equivalents	50	243
Net decrease/increase in cash and cash equivalents	44	5,022
Cash and cash equivalents at the beginning of the period	8,898	5,311
Cash and cash equivalents at the end of the period	8,942	10,332

Due to rounding, numbers may not add up precisely.

13/23

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

14/23

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

					Q1 2022			Q1 2021			∆ in %
€ millions, unless otherwise stated	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers
Cloud	2,820		2,820	–129	2,691	2,145		2,145	31	31	25
Software licenses	317		317	–10	307	483		483	–34	–34	–36
Software support	2,923		2,923	–94	2,830	2,801		2,801	4	4	1
Software licenses and support	3,240		3,240	–104	3,136	3,283		3,283	–1	–1	–4
Cloud and software	6,060		6,060	–233	5,827	5,428		5,428	12	12	7
Services	1,017		1,017	–38	979	919		919	11	11	7
Total revenue	7,077		7,077	–271	6,806	6,348		6,348	11	11	7

Operating Expense Numbers
Cost of cloud	–898	53	–845			–704	51	–654	28	29
Cost of software licenses and support	–422	17	–405			–471	21	–450	–10	–10
Cost of cloud and software	–1,320	70	–1,250			–1,175	71	–1,103	12	13
Cost of services	–779	46	–733			–709	52	–657	10	12
Total cost of revenue	–2,099	116	–1,983			–1,884	123	–1,760	11	13
Gross profit	4,979	116	5,095			4,464	123	4,587	12	11
Research and development	–1,425	102	–1,323			–1,171	94	–1,077	22	23
Sales and marketing	–1,987	205	–1,782			–1,663	188	–1,475	20	21
General and administration	–504	212	–293			–505	215	–290	0	1
Restructuring	10	–10	0			–157	157	0	<-100	NA
Other operating income/expense, net	–20	0	–20			–7	0	–7	>100	>100
Total operating expenses	–6,024	624	–5,400	209	–5,191	–5,387	778	–4,609	12	17	13

Profit Numbers
Operating profit (loss)	1,053	624	1,677	–62	1,615	960	778	1,738	10	–4	–7
Other non-operating income/expense, net	–52	0	–52			62	0	62	<-100	<-100
Finance income	342	0	342			547	0	547	–37	–37
Finance costs	–398	0	–398			–232	0	–232	72	72
Financial income, net	–56	0	–56			315	0	315	<-100	<-100
Profit (loss) before tax	945	624	1,569			1,337	778	2,115	–29	–26
Income tax expense	–313	–90	–403			–267	–127	–395	17	2
Profit (loss) after tax	632	534	1,166			1,070	650	1,720	–41	–32
Attributable to owners of parent	740	438	1,178			1,040	606	1,646	–29	–28
Attributable to non-controlling interests	–108	96	–12			30	45	74	<-100	<-100

Key Ratios
Operating margin (in %)	14.9		23.7		23.7	15.1		27.4	–0.2pp	–3.7pp	–3.6pp
Effective tax rate (in %)[2]	33.1		25.7			20.0		18.7	13.1pp	7.0pp
Earnings per share, basic (in €)	0.63		1.00			0.88		1.40	–29	–28

1 Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2022 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2021 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses.

Due to rounding, numbers may not add up precisely.

15/23

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2022	Q1 2022	Q1 2021
Operating profit (loss) (IFRS)		1,053	960
Adjustment for acquisition-related charges	580–680	164	149
Adjustment for share-based payment expenses	2,500–2,800	471	472
Adjustment for restructuring	80–100	–10	157
Operating expense adjustments		624	778
Operating profit (loss) (non-IFRS)		1,677	1,738

Due to rounding, numbers may not add up precisely.

(G)	Non-IFRS Adjustments by Functional Areas

					Q1 2022					Q1 2021
€ millions	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	Non-IFRS
Cost of cloud	–898	42	11	0	–845	–704	39	11	0	–654
Cost of software licenses and support	–422	8	9	0	–405	–471	8	13	0	–450
Cost of services	–779	5	41	0	–733	–709	5	47	0	–657
Research and development	–1,425	2	100	0	–1,323	–1,171	2	92	0	–1,077
Sales and marketing	–1,987	101	103	0	–1,782	–1,663	90	98	0	–1,475
General and administration	–504	6	206	0	–293	–505	5	210	0	–290
Restructuring	10	0	0	–10	0	–157	0	0	157	0
Other operating income/expense, net	–20	0	0	0	–20	–7	0	0	0	–7
Total operating expenses	–6,024	164	471	–10	–5,400	–5,387	149	472	157	–4,609

1 Share-based Payments

Due to rounding, numbers may not add up precisely.

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q1 2022	Q1 2021
Cost of cloud	17	–130
Cost of software licenses and support	–1	–3
Cost of services	–2	–14
Research and development	–3	–9
Sales and marketing	–1	–2
General and administration	0	–1
Restructuring expenses	10	–157

Due to rounding, numbers may not add up precisely.

16/23

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Segment Changes

SAP has two reportable segments: the Applications, Technology & Services segment and the Qualtrics segment.

In the first quarter 2022, the following changes to the composition of our operating segments occurred:

– SAP acquired Taulia, a leading provider of working capital management solutions. This acquisition led to a new operating segment, however due to its size Taulia is not a reportable segment.

– In the beginning of 2022, the Services segment was dissolved and integrated into the former Applications, Technology & Support segment which was therefore re-named to Applications, Technology & Services. The segment information for comparative prior periods were restated to conform with the new segment composition.

Our non-reportable Business Process Intelligence segment was renamed into SAP Signavio segment in the first quarter of 2022. There were no changes to the composition of this segment.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Integrated Report 2021.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Services

€ millions, unless otherwise stated		Q1 2022	Q1 2021	∆ in %	∆ in %
(non-IFRS)	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	2,495	2,385	1,952	28	22
Software licenses	315	305	482	–35	–37
Software support	2,923	2,829	2,800	4	1
Software licenses and support	3,238	3,134	3,283	–1	–5
Cloud and software	5,732	5,519	5,234	10	5
Services	963	928	872	10	6
Total segment revenue	6,695	6,447	6,106	10	6
Cost of cloud	–804	–765	–630	28	21
Cost of software licenses and support	–407	–392	–422	–3	–7
Cost of cloud and software	–1,211	–1,158	–1,052	15	10
Cost of services	–678	–656	–606	12	8
Total cost of revenue	–1,889	–1,814	–1,658	14	9
Segment gross profit	4,806	4,633	4,448	8	4
Other segment expenses	–2,638	–2,550	–2,197	20	16
Segment profit (loss)	2,168	2,083	2,251	–4	–7
Margins
Cloud gross margin (in %)	67.8	67.9	67.7	0.1pp	0.2pp
Segment gross margin (in %)	71.8	71.9	72.8	–1.1pp	–1.0pp
Segment margin (in %)	32.4	32.3	36.9	–4.5pp	–4.6pp

Due to rounding, numbers may not add up precisely.

17/23

Qualtrics

€ millions, unless otherwise stated		Q1 2022	Q1 2021	∆ in %	∆ in %
(non-IFRS)	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	269	252	159	69	58
Cloud and software	269	252	159	69	58
Services	50	47	43	18	10
Total segment revenue	320	299	202	58	48
Cost of cloud	–28	–26	–12	>100	>100
Cost of cloud and software	–28	–26	–12	>100	>100
Cost of services	–40	–37	–29	37	29
Total cost of revenue	–68	–64	–41	64	54
Segment gross profit	252	235	161	57	46
Other segment expenses	–242	–224	–148	64	51
Segment profit (loss)	10	11	13	–22	–12
Margins
Cloud gross margin (in %)	89.6	89.5	92.2	–2.6pp	–2.7pp
Segment gross margin (in %)	78.9	78.7	79.5	–0.7pp	–0.9pp
Segment margin (in %)	3.1	3.7	6.2	–3.2pp	–2.5pp

Due to rounding, numbers may not add up precisely.

18/23

(I)	Reconciliation of Cloud Revenues and Margins

(I.1)	Reconciliation of Cloud Revenues and Margins – Quarter

					Q1 2022		Q1 2021			∆ in %
€ millions, unless otherwise stated		IFRS	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency[3]
Cloud revenue – SaaS/PaaS[1]	Intelligent Spend	808	808	–43	765	658	658	23	23	16
	Other	1,776	1,776	–76	1,700	1,273	1,273	40	40	34
	Total	2,585	2,585	–120	2,465	1,931	1,931	34	34	28
Cloud revenue – IaaS[2]		235	235	–9	226	214	214	10	10	5
Cloud revenue		2,820	2,820	–129	2,691	2,145	2,145	31	31	25
Cloud gross margin – SaaS/PaaS[1] (in %)	Intelligent Spend	80.7	80.7		80.6	78.1	78.3	2.5pp	2.4pp	2.2pp
	Other	67.9	70.7		70.6	67.3	71.0	0.6pp	–0.3pp	–0.4pp
	Total	71.9	73.9		73.7	71.0	73.5	0.9pp	0.3pp	0.2pp
Cloud gross margin – IaaS[2] (in %)		26.9	27.6		29.6	32.5	33.3	–5.6pp	–5.7pp	–3.8pp
Cloud gross margin (in %)		68.2	70.0		70.0	67.2	69.5	1.0pp	0.5pp	0.5pp

1 Software as a Service/Platform as a Service

2 Infrastructure as a Service

3 Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

As of Q1 2022, the allocation of cloud revenues and -expenses to cloud service models has been aligned to internal reporting structures. Presented 2021 comparable periods have been updated accordingly.

Due to rounding, numbers may not add up precisely.

19/23

(J)	Revenue by Region (IFRS and Non-IFRS)

(J.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

				Q1 2022		Q1 2021			∆ in %
€ millions	IFRS	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Cloud Revenue by Region
EMEA	982	982	–22	960	745	745	32	32	29
Americas	1,480	1,480	–100	1,380	1,114	1,114	33	33	24
APJ	358	358	–7	351	286	286	25	25	23
Cloud revenue	2,820	2,820	–129	2,691	2,145	2,145	31	31	25
Cloud and Software Revenue by Region
EMEA	2,627	2,627	–38	2,589	2,433	2,433	8	8	6
Americas	2,511	2,511	–174	2,338	2,118	2,118	19	19	10
APJ	922	922	–21	900	877	877	5	5	3
Cloud and software revenue	6,060	6,060	–233	5,827	5,428	5,428	12	12	7
Total Revenue by Region
Germany	1,061	1,061	–1	1,059	951	951	12	12	11
Rest of EMEA	2,004	2,004	–42	1,962	1,884	1,884	6	6	4
Total EMEA	3,065	3,065	–43	3,022	2,835	2,835	8	8	7
United States	2,409	2,409	–161	2,248	2,035	2,035	18	18	10
Rest of Americas	550	550	–43	507	486	486	13	13	4
Total Americas	2,959	2,959	–204	2,755	2,521	2,521	17	17	9
Japan	311	311	6	317	322	322	–3	–3	–1
Rest of APJ	743	743	–30	713	670	670	11	11	6
Total APJ	1,053	1,053	–24	1,029	992	992	6	6	4
Total revenue	7,077	7,077	–271	6,806	6,348	6,348	11	11	7

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

20/23

(K)	Employees by Region and Functional Areas

Full-time equivalents				3/31/2022				3/31/2021
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,029	4,634	5,172	15,835	5,896	4,486	5,089	15,471
Services	8,369	5,710	5,948	20,027	8,468	5,863	6,079	20,410
Research and development	15,693	6,534	10,651	32,878	14,073	6,103	9,944	30,120
Sales and marketing	11,665	11,968	5,621	29,254	10,404	10,450	4,924	25,779
General and administration	3,386	2,206	1,246	6,837	3,407	2,188	1,243	6,838
Infrastructure	2,706	1,401	860	4,966	2,501	1,258	766	4,524
SAP Group (12/31)	47,848	32,453	29,497	109,798	44,749	30,348	28,045	103,142
Thereof acquisitions[1]	173	214	8	395	359	41	26	426
SAP Group (three months’ end average)	47,389	32,152	29,324	108,864	44,389	30,295	28,007	102,691

1 Acquisitions closed between January 1 and March 31 of the respective year

21/23

Other Disclosures

(L)	Financial Income, Net

In the first quarter of 2022, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €317 million (Q1/2021: €530 million).

In the first quarter of 2022, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €318 million (Q1/2021: €161 million).

(M)	Business Combinations

Taulia

On January 27, 2022, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of working capital management solutions. The acquisition closed in March 2022, following satisfaction of customary closing conditions and regulatory approvals. The acquisition is expected to further expand SAP’s business network capabilities and strengthen SAP’s solutions for the CFO office. Consideration transferred amounted to approx. €0.7 billion. As a result of the preliminary purchase price allocation, mainly goodwill of approximately €0.5 billion and intangible assets of €0.2 billion have been recorded.

As the Taulia acquisition closed only shortly before March 31, 2022, we are still in the process of identifying and measuring the Taulia opening balance sheet assets and liabilities. Thus, the accounting for the Taulia acquisition is incomplete. This relates primarily to intangible assets and tax assets and liabilities but also to the accounting for the supply chain financing transactions offered by Taulia. The supply chain financing related assets and liabilities are included in SAP’s consolidated “Trade and other receivables” as well as current “Financial liabilities” (March 31, 2022: approximately €2.6 billion each). In general, the funds received by Taulia from the banks participating in the financing transactions as investors are classified as “financing cash flow,” and the cash routed through Taulia upon settlement of the receivables subject to supply chain financing on the maturity date are classified as “investing cash flow”.

(N)	Share Buyback

In the first three months of 2022, we acquired 5.7 million treasury shares totaling €581 million. We intend to complete the share buyback program of up to €1.0 billion in 2022.

(O)	Share Based Payments

Starting in 2022, most of the granted share units under the Move SAP plan will vest after a waiting period of six months and ratably thereafter for ten quarters. Under our previous policy, we serviced obligations arising from the plan with cash payments, but we have since decided to settle future share units predominantly in shares.

In the first three months of 2022, we granted 14.8 million (Q1/2021: 9.6 million) share units. This includes 13.9 million (Q1/2021: 0) share units which we intend to settle in shares. The dilutive effect of outstanding equity-settled share units is reflected in the calculation of earnings per share, diluted.

Obligations from outstanding share units granted before 2022 under the Move SAP plan will continue to be settled in cash and the settlement methods of SAP’s other plans remain unchanged.

Under the Own SAP plan, employees can purchase, on a monthly basis, SAP shares without any required holding period. As part of SAP’s 50th anniversary celebration SAP’s contribution was doubled from 40% to 80% from January to March 2022. The number of shares purchased by our employees under this plan was 2.2 million in the first three months of 2022 (Q1/2021: 1.5 million).

(P)	Income Tax Related Litigation

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are in dispute mainly with the German and only a few foreign tax authorities. The German dispute is in respect of certain secured capital investments, while the few foreign disputes are in respect of the deductibility of intercompany royalty payments and intercompany

22/23

services. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before court, we would expect to have an additional expense of approximately €1,505 million (2021: €1,283 million) in total (including related interest expenses and penalties of approximately €811 million (2021: €677 million)). The contingent liabilities increased in 2022 mainly due to foreign currency exchange rate fluctuations.

23/23